Filed by First Niagara Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: NewAlliance Bancshares, Inc.
SEC Registration Statement No.: 001-32007
Date: November 10, 2010
Re: Initial Connecticut Market Leadership Appointments internal memo
The following is in reference to the memo from John R. Koelmel to First Niagara and New Alliance Employees filed on November 10, 2010.
First Niagara Financial Group (Nasdaq: FNFG) announced plans for Connecticut-based commercial and retail banking leadership positions, including the initial appointments of NewAlliance Bancshares (NYSE: NAL) executives, which are expected to take effect upon completion of the companies’ pending merger.
In addition, the banks announced that NewAlliance President C. Gene Kirby, Jr. elected not to remain with the combined company in a permanent position after completion of the merger, which is anticipated in April 2011, subject to shareholder and regulatory approval. In the meantime, he will maintain responsibility for all of the New Haven bank’s revenue-generating lines of business, and will continue to support the ongoing merger and integration process.
After completion of the transaction, NewAlliance commercial and retail bankers who have senior-level responsibility for revenue-generating lines of business will serve in both regional and corporate-wide leadership roles based in Connecticut.
“We’re pleased to be announcing the first in a series of appointments of NewAlliance bankers, in today’s case, to ‘front of the house’ positions responsible for serving commercial and retail customers,” First Niagara President and Chief Executive Officer John R. Koelmel said. “We plan to continue drawing on NewAlliance’s talented managers as planning for leadership positions in Connecticut progresses. A key benefit of integrating with NewAlliance is its talented team of innovative bankers, and we intend to take full advantage of our institutions’ combined strengths, talents and expertise.”

John R. Koelmel
President & Chief Executive Officer
Office: (716) 819-5877
Fax: (716) 961-9311
E-mail: john.koelmel@fnfg.com

As we promised ten weeks ago when we announced the merger of our organizations, we are committed to keeping you up to speed about how we will combine our organizations to ensure 1+1=3. Therefore, I am pleased to inform you today of the first round of decisions regarding Connecticut market commercial and retail banking leadership positions. Obviously, these appointments and the others that will follow in the weeks ahead will take effect upon completion of our pending merger in April 2011.
But first, similar to last month’s announcement by NewAlliance Chairman and CEO, Peyton Patterson that she will pursue other interests post closing, I also want to confirm that NewAlliance President C. Gene Kirby, Jr. has also opted not to remain with the combined company after completion of the merger. Gene has provided terrific leadership in his President role and will maintain responsibility for all of NewAlliance’s revenue-generating lines of business, as well as continue to support the ongoing merger and integration process at least until the transaction is completed. We certainly appreciate his ongoing efforts to ensure the NewAlliance team is even better positioned to optimize the execution of our in-market strategies.
While certainly respecting Peyton’s and Gene’s decisions, please know that we are fully confident in the leadership team that has and will continue to execute each and every day for the benefit of NewAlliance customers. As you have heard me say for the last ten weeks, the benefits of combining the collective strengths and talents of both NewAlliance and First Niagara will result in a best-in-class commercial and retail banking organization. And, it is with that confidence that I am pleased to announce the initial round of NewAlliance executives who will provide regional and corporate-wide leadership after the merger closes.
Commercial Banking
James Bzdyra, who currently heads commercial administration for NewAlliance, will become First Niagara’s SVP and market executive responsible for commercial banking in NewAlliance’s legacy service area. Jim will work with Dan Cantara, EVP, Commercial Business, and our to-be-recruited Regional President to further develop the commercial business in the current markets.

Andy Moser, who currently is NewAlliance’s president of commercial finance, will serve as SVP and head of asset based lending. Andy will report to Buford Sears, SVP for specialty lending.
Tom Reid will be First Niagara’s FVP and commercial real estate team leader for the legacy market, reporting to Greg Gilroy, SVP for Commercial Real Estate Lending.
Residential Lending
Tom Hylinski, currently director of retail lending for NewAlliance, will become First Niagara’s SVP overseeing New England mortgage operations, reporting to Dan Dintino, SVP for Residential Mortgage Lending.
Retail Banking
Marlene Piche, who currently serves as NewAlliance’s director of branch sales and service, will become First Niagara’s SVP with direct sales and service responsibility for all 87 branches in Connecticut and Massachusetts. She will report directly to Mark Rendulic, SVP, Consumer Banking.
Community Development
Paul McCraven, currently head of NewAlliance’s community development corporation, will serve as SVP, Community Development Banking across New England. Paul oversees public relations and community affairs across Connecticut and Massachusetts and will continue to lead those functions in the regional market.
Regional Leadership
We have initiated a search process to fill the newly-created position of New England Regional President. This is a terrific opportunity for us to attract and recruit an experienced leader for our Southern New England team to further grow and extend our geographic footprint throughout the region. We want to ensure our search efforts are completed as soon as practical to not only facilitate a smooth transition, but also optimize our 1+1=3 game plan.
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We are excited and proud of this first round of leadership appointments. You will receive continued announcements of post-merger roles from me, Dan Cantara, Mark Rendulic and Frank Polino as integration planning progresses in the weeks ahead.
Thank you for your tremendous effort throughout this transition. Don’t hesitate to reach out to us with your questions. And please remember — keep your eye on the customer.

Additional Information for Stockholders
In connection with the proposed merger, First Niagara Financial Group, Inc. (“First Niagara”) has filed with the SEC a Registration Statement on Form S-4 that includes a Joint Proxy Statement/Prospectus for NewAlliance Bancshares, Inc. (“NewAlliance”) and First Niagara, as well as other relevant documents concerning the proposed transaction. NewAlliance and First Niagara have mailed the definitive Joint Proxy Statement/Prospectus to stockholders of NewAlliance and First Niagara (which mailings were first made on or about November 5, 2010). Stockholders are urged to read the Registration Statement and the definitive Joint Proxy Statement/Prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You may obtain a free copy of the definitive Joint Proxy Statement/Prospectus, as well as other filings containing information about First Niagara and NewAlliance at the SEC’s Internet site (http://www.sec.gov). You may also obtain these documents, free of charge, from First Niagara at www.fnfg.com under the tab “Investor Relations” and then under the heading “Documents” or from NewAlliance by accessing NewAlliance’s website at www.newalliancebank.com under the tab “Investors” and then under the heading “SEC Filings.”
First Niagara and NewAlliance and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NewAlliance in connection with the proposed merger. Information about the directors and executive officers of First Niagara is set forth in the proxy statement for First Niagara’s 2010 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 19, 2010. Information about the directors and executive officers of NewAlliance is set forth in the proxy statement for NewAlliance’s 2010 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 11, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. You may obtain free copies of this document as described in the preceding paragraph.
Forward-Looking Statements
This release contains forward-looking statements with respect to the financial condition and results of operations of First Niagara Financial Group, Inc. including, without limitations, statements relating to the earnings outlook of the Company. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) changes in the interest rate environment; (2) competitive pressure among financial services companies; (3) general economic conditions including an increase in non-performing loans that could result from an economic downturn; (4)
changes in legislation or regulatory requirements; (5) difficulties in continuing to improve operating efficiencies; (6) difficulties in the integration of acquired businesses; and (7) increased risk associated with an increase in commercial real estate and business loans and non-performing loans.